

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 27, 2009

Mr. Antonio Sena
Chief Financial Officer
ChinaCast Education Corporation
Suite 3316, 33/F, One IFC
1 Harbour View Street,
Central, Hong Kong

> **Re:** **ChinaCast Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-33771**

Dear Mr. Sena:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director